Exhibit 3.2

CURALEAF HOLDINGS, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of and for the Years Ended

December 31, 2025 and 2024

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts in thousands, except share and per share amounts or where otherwise indicated)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. is for the years ended December 31, 2025 and 2024. For the purposes of this MD&A, the terms “Company”, “Curaleaf", “we”, “our” or “us” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. The MD&A is supplemental to, and should be read in conjunction with, our Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024 and the accompanying notes (together, the “Consolidated Financial Statements”). Additional information pertaining to the Company is included in the annual information form for the year ended December 31, 2025 (the “Annual Information Form”). Copies of the Consolidated Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”), Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (the “SEC”).

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, operational results and other future conditions. In addition, we may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by our representatives that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by us that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to our business, future activities and developments after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth; expectations that cannabis licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law and/or foreign jurisdictions; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to us or the cannabis industry; the ability for U.S. holders of our securities to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of our securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and our estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act; compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the U.S.; recent and proposed U.S. cannabis and hemp licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions and the legality of cannabis abroad; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with our subordinate voting shares (“SVS”), including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to our business structure and securities, including our status as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described in this MD&A and discussed further under the heading “Risk Factors” in the Annual Information Form.

The purpose of forward-looking statements is to provide the reader with a description of our expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding our objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, our general expectations concerning the industry and our business and operations are based on our estimates. We prepare these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that we believe to be reasonable based on our data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Our Business

We are a leading global cannabis company, delivering a vertically integrated platform with a broad omnichannel distribution footprint and a diversified portfolio of brands and products serving consumers and patients across the U.S., Canada, Europe and Australasia. As of the fourth quarter of 2025, our U.S. operations spanned 15 states, 159 retail locations and over 1,300 wholesale partner accounts. Our international presence is headlined by our position as a key wholesaler in emerging medical cannabis markets, including Australasia, Germany, Poland and the United Kingdom (the “U.K.”).

Our vertically integrated business model allows us to manage the end-to-end supply chain in our core markets to focus on product quality and consistency. Our infrastructure includes 17 cultivation sites with approximately 1.5 million square feet of cultivation capacity. This model is complemented by an “asset-light” wholesale and brand-licensing strategy, allowing us to optimize market exposure and growth opportunities, while strategically managing capital allocation. Our revenue is generated primarily through direct-to-consumer or patient retail sales and wholesale channels. For the year ended December 31, 2025, Retail revenues were 73% of Total revenues, net, and Wholesale revenues were 26% of Total revenues, net.

Our product portfolio includes flower, pre-rolls, vaporizer cartridges, concentrates, topicals, tinctures, edibles and beverages. Domestically, these products are marketed under our national brands, including Anthem, Curaleaf, Find, Grassroots, JAMS, Reef and Select. Our prominent international brands are Curaleaf, Four20 and Huala. Curaleaf is led by a seasoned executive team with significant experience, contributing deep knowledge of market dynamics, operational efficiencies and regulatory compliance to drive our growth.

Our principal business address is in Stamford, Connecticut. Our SVS’s are listed on the TSX under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF.”

Our competitive landscape

The cannabis industry is highly competitive, and we compete with a diverse range of legal and illicit operators on factors such as quality, price, brand recognition and distribution strength.

In the U.S., our competitors range from small, family-owned businesses and single-state operators to multi-state operators (“MSOs”) with multi-billion-dollar market capitalization. In addition, we face competition from manufacturers of naturally occurring and synthetic cannabinoids, such as Delta-8 THC, as well as participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors. Internationally, we primarily face competition from other licensed cultivators and wholesale distributors of medical cannabis. As the industry matures, we anticipate escalating competition from companies with longer operating histories and/or greater financial resources.

Risks related to competition and market dynamics are multifaceted:

•	The cannabis industry is characterized by intense and increasing competition from a growing number of licensed operators, including large, well-capitalized multi-state operators and smaller, single-state entities. We face persistent competition from the illicit market, which operates without the significant regulatory, compliance and tax burdens we face, allowing the illicit market to offer lower prices and attract a meaningful portion of the cannabis consumer base.

•	We may face resource and experience disadvantages when compared to established MSOs that have greater access to capital and longer operating histories. Increasing competition exerts significant price and margin pressure, leading to price compression and a challenging environment for maintaining profitability.

•	We face potential competition from pharmaceutical and synthetic alternatives, as established pharmaceutical companies may produce and market cannabinoid-based drugs or synthetic cannabinoids that could compete directly with our products.

•	Successfully competing in the cannabis industry requires us to invest highly in R&D, branding, marketing and quality control to differentiate our product offerings.

•	Finally, the industry's dynamic consolidation landscape means we face the continual prospect of competitors merging, creating larger entities with enhanced scale, market share and operational efficiencies that could surpass our own.

As there have been no material changes to our competitive landscape since the beginning of the current fiscal year, we direct our shareholders to the 'Risk Factors' section of the Annual Information Form for a careful evaluation of these conditions.

Our core strategy and objectives

Our vision is to be the world's leading cannabis company, driven by a mission to democratize cannabis by providing clarity and confidence to consumers and patients through science-backed products and personalized experience. Our strategy is grounded in expanding responsible access to high-quality cannabis, elevating every customer interaction and operating with the rigor required to sustain long-term, profitable growth across our global footprint. Our growth ambitions are centered on disciplined capital allocation to expand our market presence, diversify our product offerings and strengthen our global supply chain. We continuously evaluate domestic and international opportunities for strategic value, whether through new technologies, innovative products or expanded market access.

Our core strategic pillars are:

Domestic market leadership: We are focused on expanding our U.S. footprint, prioritizing highly populated, limited-license states with significant barriers to entry, such as Florida, Illinois, New Jersey and Pennsylvania. Our strategy involves both organic growth, such as the recent opening of new dispensaries in Ohio and Florida, and the pursuit of strategic acquisitions. We are also focused on continuing to build out our brand portfolio, ensuring we have a range of market-leading brands and products to sell through our physical retail and e-commerce channels and through our wholesale network. We believe this focus on wide distribution in high-barrier markets and development of a trusted national brand portfolio provides a more defensible and profitable long-term revenue stream as compared to more saturated markets.

International expansion: We believe we are the largest cannabis operator in Europe. We continue to invest in opportunities to broaden our market presence across the European continent and to apply elements of our U.S. operating model to maintain our position as a global leader in cannabis. The success of this strategy is evident in the growth of our international revenues, which totaled $172.5 million for the year ended December 31, 2025, representing year-over-year growth of 63%, compared to the same period in 2024. Our objective is to capitalize on the global expansion of medical cannabis programs and the potential legalization of adult-use cannabis markets internationally. To support this strategy, in April 2024, we acquired Northern Green Canada, an EU-GMP2 certified producer. This acquisition secured a consistent supply of high-quality, non-irradiated indoor flower, which is critical to (i) sustaining our leadership position in Germany, Poland and the U.K., while (ii) enabling entry into emerging jurisdictions, such as Turkey and Australia, where we were awarded operating licenses in 2025.

Consumer education and research & development (“R&D”): We are committed to developing science-backed products and advancing the scientific understanding of cannabis, which we believe to be a key competitive differentiator. Our continued investment in R&D has been instrumental in driving consumer and patient access, brand innovation and new product development across our cannabis markets. Our R&D efforts and collaborations, led by an industry leading team of dedicated scientists at our R&D facilities in California, Massachusetts and the U.K. have resulted in 77 peer-reviewed research papers and partnerships with institutions like Imperial College London, the Institute of Cancer Research London, the University of Insubria and Fondazione Mondino in Italy and an accredited U.S. medical school based in Pennsylvania. Management believes these initiatives not only fuel product innovation for our consumers and patients but also advance the regulated cannabis market and build trust and credibility with regulators.

2 EU-Good Manufacturing Practices (“EU-GMP”)

Intellectual property

We have spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry and have developed a robust global intellectual property (“IP”) portfolio to protect our brands, products and proprietary technologies, which we view as a key competitive advantage and a critical part of our business strategy. These proprietary technologies and processes include our cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems.

Portfolio assets: As of December 31, 2025, our domestic IP portfolio includes two federally registered patents, nine federally registered trademarks with the U.S. Patent and Trademark Office (USPTO) and 70 U.S. state-level trademark registrations. Our international IP portfolio includes 65 registered trademarks and one registered patent. Our digital assets include numerous website domains, such as www.curaleaf.com together with active accounts across major social media platforms.

Risks and mitigation: A significant known uncertainty affecting our U.S. operations is the current federal legal status of cannabis. As long as cannabis remains a Schedule I substance, the benefits and protections of federal IP laws may not be fully available to us for our cannabis-related assets. This creates a risk of infringement that could be costly or difficult to defend. To mitigate this risk, our in-house and outside legal counsel actively monitor for potential infringements of our brands and technologies. All federally registered trademarks are subject to renewal 10 years from their registration date. For a more detailed discussion of these risks, please refer to the heading “Risk Factors – Intellectual Property Risks” in the Annual Information Form.

Recent strategic developments

During the year ended December 31, 2025, we executed several initiatives that have had a material impact on our brand portfolio, operational footprint, and financial position. These were fueled in large part by three strategic acquisitions in 2024: Northern Green Canada Inc. (“NGC”) to secure our European supply chain, Curaleaf Poland to expand our distribution and Dark Heart Nursery to enhance our cultivation genetics.

Brand and portfolio expansion: In addition, recognizing our unique position as both producer and cultivator, we:

•	Introduced Anthem Bold, an infused pre-roll line that further expands our Anthem brand portfolio;

•	Launched the Reef flower brand - a fruity, tropical craft quality flower grown at scale;

•	Launched six premium flower genetics into the newly created brand, Dark Heart; and

•	Internationally we achieved the first EU medically certified liquid inhalant device.

Capital markets activity: To enhance our financial flexibility, we executed three significant actions:

•	On January 17, 2025, we refinanced $67 million of outstanding debt obligations, by exchanging the Bloom Notes – 2025 into senior secured notes due 2027. This transaction strengthened our balance sheet by improving our debt maturity profile, providing greater flexibility to fund our operations and strategic investments.

•	In February 2025, we filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and Registration Statement pursuant to which we may offer up to $1.0 billion worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and Registration Statement is effective. As a result of this filing, we secured efficient access to capital over a 25-month period, allowing us to act decisively on strategic opportunities, such as acquisitions or accelerated expansion, as they arise. This access to capital is a significant competitive advantage in an industry where traditional banking remains a challenge. For further details see, see the section of this MD&A titled Financial condition, liquidity and capital resources — Future capital offerings.

•	On October 10, 2025, we entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”) to refinance the Needham LOC. As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40 million to $100 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of our U.S. subsidiaries and a parent guaranty limited to our U.S. assets. The Amended Needham LOC bears interest at a rate of 7.99% per annum with an initial term of one year and is subject to extension for up to two years. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses, as well as to reduce outstanding principal balances of certain Indebtedness (as defined in the Amended Needham LOC)Senior Secured Notes – 2026.

Index inclusion: Effective September 22, 2025, we were added to the S&P/TSX Composite Index (the “Index”) under the health care sector. As the first U.S.-based cannabis operator included in this benchmark, we anticipate enhanced visibility, credibility and liquidity across institutional and index-based investor channels. While this milestone underscores our market presence, there can be no assurance that it will result in improved share price performance, trading volume or continued inclusion in the Index.

Domestic Growth: During the year ended December 31, 2025, we opened eight new dispensaries across Florida, Maine and Ohio. This expansion underscores our commitment to our core strategic pillar of domestic market leadership by expanding our domestic retail footprint and providing additional points of access to new and existing customers.

International Growth: During the year ended December 31, 2025, we accelerated patient adoption in regulated medical markets including Germany, the U.K. and Poland. Additionally, we began expansion efforts in Australia to bring our Curaleaf brands to the market. We also received a license to operate in Turkey, a country with a population of approximately 87 million people. These opportunities further position our international operations as a material contributor to future growth.

2026 Fiscal Year Outlook

In 2026, management expects the following key trends and strategic initiatives to shape our operational focus and financial performance:

•	Strengthening our U.S. core retail platform: Our U.S. omnichannel retail business remains the foundation of our operating performance and the primary driver of organic growth. To drive market leadership in key U.S. geographies, we are focused on strengthening store-level execution, enhancing product availability and delivering a consistent, differentiated customer experience. Concurrently, we are positioning the Company to capture share in both core and emerging growth markets, including New York, New Jersey, Pennsylvania, Ohio, Illinois, Florida, Maryland and Arizona. The expansion of adult-use programs—particularly in states such as Ohio—and the continued maturation of these markets present meaningful opportunities for revenue and margin growth, subject to the timing of state-level licensing, competitive dynamics and regulatory developments.

•	Disciplined international expansion: We continue to expand our international footprint in a measured, capital-efficient manner, with Europe demonstrating early signs of a scalable, high-margin growth opportunity. Accelerating patient adoption in regulated medical markets, including Germany, the U.K. and Poland, alongside continued development in Turkey and Australia, supports our view that international operations will become a material contributor to future growth. Our strategy applies the same operational rigor, compliance standards and consumer-centric approach that underpinned our U.S. evolution, while maintaining strict investment discipline in light of regulatory timing and market-specific risks.

•	Consumer engagement and brand-led growth: As consumer behavior shifts toward digital discovery, personalization and convenience, we are investing in omnichannel capabilities, data-driven insights and loyalty programs to deepen engagement and transition from transactional interactions to long-term customer relationships. Simultaneously, we are focused on developing a curated portfolio of differentiated brands with clear identities defined by wellness, mainstream and premium categories. We believe that integrating digital engagement with sustained brand investment will support higher customer retention, improved lifetime value, pricing resilience and a defensible long-term competitive position.

•	Supply chain modernization and capability building: Operational efficiency and reliability remain critical to navigating market volatility. We are continuing to modernize our cultivation, manufacturing and distribution networks to improve quality, consistency and responsiveness to consumer demand. In parallel, we are investing in foundational capabilities—including advanced data analytics, merchandising and assortment optimization—to enhance margin performance, shorten fulfillment times and create a scalable platform to support future growth.

•	Optimizing financial flexibility: On February 18, 2026, we closed on a private placement of senior secured notes due 2029 for aggregate gross proceeds of $500.0 million (the “Senior Secured Notes – 2029”). Net proceeds, after deducting $7.9 million in fees and issuance costs, were used to fully repay the Senior Secured Notes – 2026 (as defined within this MD&A), including accrued interest (the “2026 Refinancing”). The Senior Secured Notes – 2029 bear an interest rate of 11.5%, payable semi-annually, and are secured by second-priority liens on certain assets of our U.S. subsidiaries. The 2026 Refinancing extends our nearest debt maturity to 2029, enhances liquidity and improves overall financial flexibility. In conjunction with the issuance of the Senior Secured Notes – 2029, the maturity of the Amended Needham LOC was extended to February 18, 2029, and the interest rate increased from 7.99% to 8.99%, in accordance with the existing terms of the Amended and Restated Needham Loan Agreement.

•	Exit from Hemp-Derived THC Market: Recent federal and state legislative changes have materially restricted the legal definition of hemp and curtailed the sale and distribution of hemp-derived THC products. These developments eliminated viable legal markets and eroded demand, leading us to exit the hemp-derived THC space and shelving initial plans to utilize this pathway for cannabis-infused beverages. While we continue to view cannabis beverages as a long-term opportunity, future initiatives will be pursued within regulated cannabis frameworks where regulatory clarity and scalability are more predictable.

•	U.S. Federal Reform and Rescheduling: In December 2025, the U.S. Administration directed federal agencies to complete the administrative process to reclassify cannabis from Schedule I to Schedule III under the Controlled Substances Act. If finalized, rescheduling would eliminate the application of Section 280E of the Internal Revenue Code (“Section 280E”) to products classified under Schedule III. Currently, Section 280E disallows deductions for ordinary and necessary business expenses incurred by state-licensed cannabis operators. The removal of Section 280E would be expected to materially improve our tax treatment, cash flows and operating margins. However, the rescheduling process is not yet complete, and there can be no assurance as to the timing or final outcome. Furthermore, rescheduling alone would not result in federal legalization or resolve other federal restrictions, such as those related to interstate commerce and access to traditional banking and capital markets.

Separately, in 2024, we adopted a tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to our cannabis operations. While we believe this position is supported by sound legal reasoning, there is a risk it may not be upheld by the Internal Revenue Service and/or certain state tax authorities. We have established reserves related to this position, and it is reasonably possible that liabilities for uncertain tax positions could increase over the next 12 months while the matter remains under review. We continue to monitor regulatory developments and participate in industry advocacy to support cannabis reform.

Our production and distribution channels:

Production channels:

Across our global operations, we manage the entire cannabis product lifecycle from seed to sale. This vertically integrated approach provides us with significant control over our supply chain, ensuring high standards for product safety, quality and consistency.

Cultivation and genetics: We have developed a diverse global portfolio of unique cannabis cultivars. These cultivars are systematically tested and characterized for properties such as yield and cannabinoid content. To optimize production, we cultivate cannabis using a variety of methods—including indoor, two-tier indoor and greenhouse environments—across our global footprint. We regularly evaluate our extensive cultivar portfolio to identify the most attractive varieties, replace underperforming varieties and promote operational standardization.

Extraction, formulation and quality control: Our facilities utilize traditional extraction processes as well as proprietary processes for cannabis extraction and terpene purification, highlighted by our ACE (Aqueous Cannabis Extraction) process. ACE is engineered to produce exceptionally clean cannabis oil, setting a new standard for purity and customer experience. Our commitment to achieving the desired composition of cannabinoids and terpenes in finished products enables us to respond timely and effectively to evolving trends in product formulation. Our processing facilities produce a wide spectrum of solid, liquid and inhaled products for both medical and adult-use markets. We have developed a comprehensive in-house quality assurance and quality control program that enables rapid product development cycles and the production of high-quality consumer products. Critically, for our international operations, our manufacturing and processing facilities in Canada, Germany, Portugal, Spain and the U.K. adhere to stringent EU-GMP standards.

Sales and distribution channels:

Domestic channels: Our primary method of cannabis sales in the U.S. is direct-to-consumer retail sales through our U.S. state-licensed dispensaries. To meet modern consumer demand, most of our dispensaries offer online ordering for in-store pickup, and we provide drive-thru service in Nevada, Utah and Florida. We also offer home delivery where permitted by state regulations. Our U.S. wholesale cannabis business also continues to strengthen, generating revenue through sales to third-party dispensaries, distributors and processors.

International channels: In Europe, our sales occur primarily through licensed wholesale distribution channels in Germany, Poland, Switzerland and the U.K. Our model in the U.K. is unique, as we also operate a medical cannabis clinic and a licensed pharmacy, enabling direct-to-patient sales and fostering deeper patient relationships. Additionally, we supply cannabis on a wholesale basis to various other European countries as well as to our Australasian partners. We continue to invest in opportunities to broaden our market presence across the European continent and to maintain our position as a global leader in cannabis.

Operating Segments

We determine our operating segments according to how the business activities are managed and evaluated by our chief operating decision maker (“CODM”).

As of December 31, 2025, we have two operating segments: (i) Domestic operations and (ii) International operations. These two segments reflect the manner in which our operations are managed, how the CODM allocates resources and evaluates performance and how our internal management of financial reporting is structured.

The following table presents an overview of the operating footprint of our continuing Domestic Operations as of December 31, 2025:

Domestic Operations

	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Cultivation	Permitted formats
State(1)	legalization*	legalization*		sites	sites	square feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	2	139,750	X(2)	X	X	X(5)	X
CT	2012	2021	4	1	1	24,510	X(2)	X	X	X	X
FL	2014	—	70	2	1	362,366	X(2)	X	X	X(3)	X
IL(8)	2013	2019	10	1	1	104,418	X(4)	X	X	X(3)(5)	X
MA(8)	2012	2016	4	1	1	59,474	X(4)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(2)	X	X	X(5)	X
ME(8)	1999	2016	5	1	1	79,926	X	X	X	X(5)	X
ND	2016	—	4	1	1	16,500	X(4)	X	X	X(3)(5)	X
NJ	2010	2020	3	1	1	55,292	X(2)	X	X	X	X
NV	2000	2016	6	2	—	—	—	—	X	X(5)	—
NY	2014	2021	6	1	1	110,496	X(2)	X	X	X	X
OH(6)(8)	2016	2023	5	1	1	20,100	X	—	X	X(5)	X
PA	2016	—	18	2	2	131,500	X(2)	X(7)	X	—	X
UT	2018	—	4	2	1	67,500	X(4)	—	X	X(3)	—
			159	18	15	1,202,814

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) We have a brand licensing agreement in the state of Oregon, which is not reflected in this table.
(2) Extracted oils only.
(3) Medical only.
(4) Oil-based formulations only.
(5) Permitted, but our dispensaries are not yet participating in home delivery.
(6) We have a Level 1 cultivation facility license, which permits us to grow cannabis on a maximum cultivation area of 25,000 square feet.
(7) Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
(8) Certain dispensaries are awaiting regulatory approval for the transfer of the underlying cannabis licenses.

The following table presents an overview of the operating footprint of our International Operations as of December 31, 2025:

International Operations

	Medicinal	Adult use	Manufacturing	Cultivation	Cultivation	Permitted formats (commercial)
Country	legalization*	legalization*	sites	sites	square feet	Oil	Edibles	Flower
Australia(1)(4)	2016	—	—	—	—	X	X	X
Canada	2001	2018	1	1	17,000	X(5)	X	X
Czech Republic(1)(4)	2013	—	—	—	—	X	—	X
Germany	2017	2024(6)	1	—	—	X	—	X
Italy(1)(4)	2015	—	—	—	—	X	—	X
Malta(1)(4)	2018	—	—	—	—	X	—	X
New Zealand(1)(4)	2018	—	—	—	—	X	X	X
Norway & Sweden(1)(4)	2018	—	—	—	—	X	—	X
Poland(1)	2018	—	—	—	—	X	—	X
Portugal(2)	2018	— (7)	2	1	270,000	X	X	X
Spain(8)	2025	—	1	—	—	—	—	—
Switzerland(1)	2022	—	—	—	—	X	—	X
U.K.(3)(9)	2018	—	1	—	—	X	X	X
Ukraine(1)(4)	2024	—	—	—	—	X	—	—
			6	2	287,000

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.

(1) Distribution only.

(2) Cultivation and manufacturing only.

(3) Manufacturing and distribution.

(4) Through local customers/partnerships.

(5) Varies by province.

(6) Adult use permitted in social clubs and limited home grow only.

(7) Personal use decriminalized since 2001.

(8) Personal use and private cultivation decriminalized since 1983. Manufacture and export of medical cannabis is regulated.

(9) A virtual pharmacy operates within the U.K.

Components of our results of operations

Revenues, net

Retail and wholesale revenues

We derive revenue from the sale of cannabis products. Domestically, revenue is generated from direct-to-consumer retail sales at our dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. Internationally, revenue is generated from direct-to-patient retail sales through our online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, we generate non-cannabis revenues from wholesale operations in Germany and Spain.

For most of our locations, we offer a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases.

Management fee income

Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which we provide professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. In addition, domestically, management fee income is inclusive of royalty fees earned on the use of our licenses by third parties; while, internationally, we earn fees for providing manufacturing, logistics and consultation services.

Cost of goods sold

Cost of goods sold is derived from wholesale purchases of inventory from our third-party licensed producers and from costs internally generated from our internal cultivation, production and manufacturing activities.

Gross profit

Gross profit is Revenues, net less Cost of goods sold. Our current operational capacity fully meets existing demand, and in select states, we have the ability to scale production as required.

Selling, general and administrative

Selling, general and administrative includes:

•	Salaries and benefits that have not been allocated to Cost of goods sold as well as corporate labor expenses.

•	Sales and marketing that consists of branding, marketing and product development expenses.

•	Professional fees that consist of accounting, legal and acquisition-related expenses.

•	Other general and administrative that consist of expenses for travel, general office supplies, monthly services, facilities and occupancy, insurance, director fees and new business development.

Typically, expenses for salaries and benefits and sales and marketing rise in proportion to our market expansion efforts; while expenses for professional services and other general and administrative activities fluctuate in response to the volume of complex transactions we enter into, eventually stabilizing as our operations scale and normalize.

Other income (expense)

Interest income

We generate interest income from our notes receivable as well as from certain cash and cash equivalents.

Interest expense

Interest expense, which includes interest related to lease liabilities, financial obligations and deferred consideration, consists of the following components: (i) interest on our outstanding borrowings under various promissory note agreements and other borrowing arrangements; (ii) amortization of debt discounts and deferred financing costs; (iii) interest accreted on outstanding lease and sale-leaseback arrangements and (iv) interest accrued on deferred consideration.

Other income, net

Other income, net primarily consists of (i) gains (losses) related to fair value remeasurements and/or mark-to-market revaluation of our contingent consideration obligations, equity investments and marketable securities; (ii) gains (losses) recognized on the disposal of assets and liabilities and (iii) gains (losses) recognized upon the extinguishment of debt.

Provision for income taxes

Provision for income taxes is comprised of current and deferred taxes. Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.

Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Provision for income taxes in the period the change is enacted.

Refer to the heading “Risk Factors” of the our Annual Information Form for further detail.

Selected financial information

The following select financial information, which were derived from our Consolidated Financial Statements, may not be indicative of our future performance.

The following table summarizes our operating results for the years ended December 31, 2025, 2024 and 2023:

				Variance
	Years Ended December 31,			2025 vs. 2024		2025 vs. 2023
	2025	2024	2023	$	%	$	%
Total revenues, net	$1,268,135	$1,334,299	$1,336,375	$(66,164)	(5)%	$(68,240)	(5)%
Cost of goods sold	637,113	693,522	726,794	(56,409)	(8)%	(89,681)	(12)%
Gross profit	631,022	640,777	609,581	(9,755)	(2)%	21,441	4%
Total operating expenses	605,572	616,034	569,564	(10,462)	(2)%	36,008	6%
Total other expense, net	(103,664)	(138,101)	(169,487)	34,437	(25)%	65,823	(39)%
Provision for income taxes	(123,689)	(98,251)	(114,589)	(25,438)	26%	(9,100)	8%
Net loss from continuing operations	(201,903)	(211,609)	(244,059)	9,706	(5)%	42,156	(17)%
Net loss from discontinued operations	(26,250)	(10,398)	(46,276)	(15,852)	152%	20,026	(43)%
Net loss	(228,153)	(222,007)	(290,335)	(6,146)	3%	62,182	(21)%
Less: Net income (loss) attributable to non-controlling interest	2,917	(6,584)	(9,140)	9,501	(144)%	12,057	(132)%
Net loss attributable to Curaleaf Holdings, Inc.	$(231,070)	$(215,423)	$(281,195)	$(15,647)	7%	$50,125	(18)%
Net loss per share attributable to Curaleaf Holdings, Inc.	$(0.35)	$(0.32)	$(0.39)	$(0.03)	9%	$0.04	(10)%

The following tables summarize our Revenues, net by reportable segment for the years ended December 31, 2025, 2024 and 2023:

				Variance
	Years Ended December 31,			2025 vs. 2024		2025 vs. 2023
Domestic	2025	2024	2023	$	%	$	%
Revenues, net - Domestic:
Retail revenues	$868,732	$994,715	$1,076,101	$(125,983)	(13)%	$(207,369)	(19)%
Wholesale revenues	226,334	232,491	196,642	(6,157)	(3)%	29,692	15%
Management fee income	591	1,543	2,624	(952)	(62)%	(2,033)	(77)%
Total revenues, net - Domestic	$1,095,657	$1,228,749	$1,275,367	$(133,092)	(11)%	$(179,710)	(14)%

				Variance
	Years Ended December 31,			2025 vs. 2024		2025 vs. 2023
International	2025	2024	2023	$	%
Revenues, net - International:
Retail revenues	$53,850	$38,047	$21,071	$15,803	42%	$32,779	156%
Wholesale revenues	105,905	63,078	37,006	42,827	68%	68,899	186%
Management fee income	12,723	4,425	2,931	8,298	188%	9,792	334%
Total revenues, net - International	$172,478	$105,550	$61,008	$66,928	63%	$111,470	183%

The following table summarizes our total assets and long-term financial liabilities as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Total assets	$2,845,315	$2,949,536
Long-term liabilities	1,710,720	1,568,218

See the “Results of Operations for the years ended December 31, 2025 and 2024” section of this MD&A for further discussion of the key significant drivers of our financial performance during the years ended December 31, 2025 and 2024.

Results of operations – Consolidated

Comparison of the years ended December 31, 2025 and 2024

Our results of operations for the years ended December 31, 2025 and 2024 were as follows:

			Variance
	Years Ended		2025 vs. 2024
	December 31, 2025	December 31, 2024	$	%
Revenues, net:
Retail revenues	$922,582	$1,032,762	$(110,180)	(11)%
Wholesale revenues	332,239	295,569	36,670	12%
Management fee income	13,314	5,968	7,346	123%
Total revenues, net	1,268,135	1,334,299	(66,164)	(5)%
Cost of goods sold	637,113	693,522	(56,409)	(8)%
Gross profit	631,022	640,777	(9,755)	(2)%
Gross profit margin	50%	48%	2%	4%
Operating expenses	605,572	616,034	(10,462)	(2)%
Income from continuing operations	25,450	24,743	707	3%
Total other expense, net	(103,664)	(138,101)	34,437	25%
Loss before provision for income taxes	(78,214)	(113,358)	35,144	(31)%
Provision for income taxes	(123,689)	(98,251)	(25,438)	26%
Net loss from continuing operations	(201,903)	(211,609)	9,706	(5)%
Net loss from discontinued operations	(26,250)	(10,398)	(15,852)	152%
Net loss	(228,153)	(222,007)	(6,146)	3%
Less: Net income (loss) attributable to non-controlling interest	2,917	(6,584)	9,501	(144)%
Net loss attributable to Curaleaf Holdings, Inc.	$(231,070)	$(215,423)	$(15,647)	7%

Revenues, net

Total revenues, net for the year ended December 31, 2025 was $1,268.1 million, a decrease of $66.2 million, as compared to $1,334.3 million for the year ended December 31, 2024.

In contrast, our International operations generated Total revenues, net of $172.5 million in the current year, an increase of $66.9 million, or 63%, from $105.6 million in the prior year. Our international wholesale operations generated revenues of $105.9 million in the current year, an increase of $42.8 million, or 68%, from $63.1 million in the prior year, driven by sales of cannabis flower in Germany during the first half of 2025, favorable product assortments and increased sales of higher margin products. In addition, our international retail operations contributed revenues of $53.9 million in the current year, an increase of $15.8 million, or 42%, compared to $38.0 million from the prior year, supported by increased pharmacy demand and higher patient counts.

In our Domestic operations, Total revenues, net declined by $133.1 million, or 11%, to $1,095.7 million in the current year from $1,228.7 million in the prior year. This year-over-year decrease, which was concentrated in the first half of 2025, was driven primarily by heightened retail competition and new market entrants. These factors contributed to market saturation, lower transaction volumes and increased promotional activity, leading to pricing compression.

These headwinds were partially mitigated by our continued organic expansion in the Florida and Ohio markets. Looking ahead, we anticipate that the influx of new market entrants, while pressuring retail margins, will serve as a strategic tailwind for our wholesale segment.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2025 was $637.1 million, a decrease of $56.4 million, or 8%, compared to $693.5 million for the year ended December 31, 2024.

As a percentage of Total revenues, net, Cost of goods sold was 50% and 52% for the years ended December 31, 2025 and 2024.

Domestically, Cost of goods sold as a percentage of Total revenues, net was 49% and 51% for the years ended December 31, 2025 and 2024, primarily due to improvements in cultivation yields and increases in production. In addition, Cost of goods sold for the current year was positively impacted by the identification of underperforming assets for closure or partial abandonment.

Internationally, Cost of goods sold as a percentage of Total revenues, net was 55% and 58% for the years ended December 31, 2025 and 2024, primarily due to efficiency gains from improved facility utilization and overhead absorption; partially offset by increased labor requirements and capacity expansion in Canada, the U.K., Germany and Portugal.

Gross profit

Gross profit for the year ended December 31, 2025 was $631.0 million, or 50% of Total revenues, net, compared to $640.8 million, or 48% of Total revenues, net, for the year ended December 31, 2024.

The drivers of the change in Gross profit are consistent with the factors discussed above within Revenues, net and Cost of goods sold.

Total operating expenses

Refer to the corresponding sub-section on page 17.

Total other expense, net

Refer to the corresponding sub-section page 18.

Provision for income taxes

We recorded a Provision for income taxes of $123.7 million for the year ended December 31, 2025, an an increase of $25.4 million, or 26%, compared to $98.3 million for the year ended December 31, 2024.

The increase was primarily due to (i) an increase in current state taxes within separate filing jurisdictions, specifically Maryland and Pennsylvania and (ii) an increase in the valuation allowance resulting from net operating losses at NGC; partially offset by a year-over-year decrease in the recognition of uncertain tax positions for our Section 280E Position and a reduction in the U.S. tax impact on international operations due to the non-application of Section 280E to Controlled Foreign Corporations.

Net loss from continuing operations

Net loss from continuing operations for the years ended December 31, 2025 and 2024 was $201.9 million and $211.6 million, respectively, a decrease of $9.7 million. The drivers of the change in Net loss from continuing operations during the year ended December 31, 2025 are correlated with the aggregate net impact of the aforementioned factors discussed in the “Results of operations – Consolidated” section of this MD&A.

Net loss from discontinued operations

Net loss from discontinued operations for the years ended December 31, 2025 and 2024 was $26.3 million and $10.4 million, respectively, representing an increase of $15.9 million, or 152%. On December 30, 2025, management approved plans to discontinue operations in two markets: Hemp-derived THC and Missouri. The financial results for both operating segments were reclassified as discontinued operations as of and for the years ended December 31, 2025 and 2024. For further details, see Note 6 — Discontinued operations of our accompanying Consolidated Financial Statements.

As of December 31, 2025, we have deconsolidated and discontinued all operations classified as discontinued operations in 2023.

Comparison of the years ended December 31, 2025 and 2024

Total operating expenses for the years ended December 31, 2025 and 2024 consisted of the following:

			Variance
	Years Ended		2025 vs. 2024
	December 31, 2025	December 31, 2024	$	%
Salaries and benefits	$230,911	$227,817	$3,094	1%
Rent and occupancy	59,314	54,105	5,209	10%
Sales and marketing	45,692	47,075	(1,383)	(3)%
Office supplies and services	45,746	44,046	1,700	4%
Professional fees	23,538	24,212	(674)	(3)%
Insurance and compliance	9,528	9,066	462	5%
Travel	7,609	6,580	1,029	16%
Research and development	805	1,421	(616)	(43)%
Other operating expense	5,299	4,212	1,087	26%
Total selling, general and administrative expense	428,442	418,534	9,908	2%
Depreciation and amortization	141,394	171,804	(30,410)	(18)%
Share-based compensation	35,736	25,696	10,040	39%
Total operating expenses	$605,572	$616,034	$(10,462)	(2)%

Total operating expenses for the year ended December 31, 2025 was $605.6 million, a decrease of $10.5 million compared to $616.0 million for the year ended December 31, 2024.

Total operating expenses decreased year-over-year, primarily driven by lower Depreciation and amortization expense due to the non-recurrence of accelerated amortization charges recognized in the prior year related to certain finance lease right-of-use assets. The decrease was further driven by reductions in Sales and marketing, resulting from targeted cost-optimization efforts.

These savings were offset by increased spend on Employee compensation, resulting from headcount additions and higher performance-based compensation (attributable to increased bonus accruals and modified targets for outstanding PSUs). Rent and occupancy expenses also contributed to the increase, primarily due to incremental lease costs supporting our expanding global footprint, as well as accelerated amortization of the operating lease right-of-use assets associated with certain underperforming properties. Additionally, Office supplies and services increased due to strategic technology investments aimed at scaling operations and enhancing efficiency—specifically the implementation of new point-of-sale, and reporting systems.

Total operating expenses represented 48% and 46% of Total revenues, net for the year ended December 31, 2025 and 2024, respectively.

Comparison of the years ended December 31, 2025 and 2024

Total other expense, net, for the years ended December 31, 2025 and 2024 consisted of the following:

			Variance
	Years Ended		2025 vs. 2024
	December 31, 2025	December 31, 2024	$	%
Interest income	$663	$776	$(113)	(15)%
Interest expense	(56,753)	(59,353)	2,600	4%
Interest expense related to lease liabilities and financial obligations	(44,076)	(41,263)	(2,813)	(7)%
Impairment loss	(9,080)	(54,245)	45,165	83%
(Loss) gain on disposal of assets	(3,049)	4,624	(7,673)	166%
(Loss) gain on investments	(343)	6,624	(6,967)	105%
Gain on extinguishment of debt	1,685	257	1,428	(556)%
Foreign exchange gain (loss)	3,686	(1,617)	5,303	328%
Miscellaneous other income	3,603	6,096	(2,493)	(41)%
Total other expense, net	$(103,664)	$(138,101)	$34,437	(25)%

Total other expense, net for the year ended December 31, 2025 was $103.7 million, a decrease of $34.4 million, or 25%, compared to $138.1 million for the year ended December 31, 2024.

Total other expense, net decreased year-over-year, primarily driven by the non-recurrence of a significant impairment charge recognized in the prior year related to the strategic reassessment of our cultivation footprint. This prior-year impairment, triggered by the failure of the adult-use ballot initiative, resulted from the (i) identification of excess capacity, (ii) halting of construction, (iii) idling of certain assets and (iv) write-down of assets associated with a failed sale-leaseback arrangement. Additionally, the current year benefited from favorable foreign currency exchange rate fluctuations.

Partially offsetting these favorable variances were losses recognized on the fair value remeasurement of outstanding contingent consideration obligations and disposal of assets during the current year, in contrast to the gains realized on these items in the prior year.

Financial condition, liquidity and capital resources

Liquidity and capital resources

Our primary need for liquidity is to fund our working capital requirements, capital expenditures, acquisitions, debt service and other general corporate requirements. During the years ended December 31, 2025 and 2024, our primary source of liquidity has been funds generated by our continuing operations. We have also generated cash through asset sales and dispositions, while strategically allocating capital to support ongoing operations and pursue new acquisitions aimed at driving long-term earnings growth. Our ability to fund our operations, make planned capital expenditures and acquisitions and service our debt obligations depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and other factors, some of which are beyond our control.

We expect our cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.

Our financial condition and liquidity positions are discussed further below.

Outstanding financing obligations

As of December 31, 2025, our principal financing obligations consisted of senior secured notes, a revolving line of credit and an asset-based lending facility. Our debt is primarily secured by our assets and those of certain of our subsidiaries. For complete details, including pertinent terms of the associated indentures and loan agreements, refer to Note 16 — Notes payable of the accompanying Consolidated Financial Statements.

The following table summarizes our material outstanding debt obligations as of December 31, 2025:

Credit facility	Outstanding balance	Maturity date
Senior Secured Notes – 2026*	$456,815	December 15, 2026
Senior Secured Notes – 2027*	56,598	December 17, 2027
Amended Needham LOC*	21,910	October 10, 2026
ABL Facility*	12,000	August 25, 2026
Seller note payable	4,093	December 1, 2036
Other notes payable	3,308	Various

*As defined within

Senior Secured Notes – 2026

In December 2021, we issued $475 million in senior secured notes due 2026 (the “Senior Secured Notes – 2026”). On April 30, 2024, in an arms-length transaction, we purchased $15 million of the face value of the Senior Secured Notes – 2026 for $14.3 million in cash, reducing the outstanding principal. On July 22, 2025, in an arms-length transaction, we purchased $3.2 million of the face value of the Senior Secured Notes – 2026 for $2.9 million in cash, further reducing the outstanding principal.

The note indenture for the Senior Secured Notes – 2026 (the “Note Indenture”) allows for the issuance of additional senior secured notes or other pari passu debt, subject to meeting certain post-incurrence-based financial covenants, including:

•	A fixed charge coverage ratio of at least 2.5:1.

•	A consolidated secured debt to consolidated EBITDA ratio of no more than 4:1.

In addition, pursuant to the Note Indenture, we can grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026. Subject to the consent of Needham Bank, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, could be redeemed early without incurring a prepayment premium.

In February 2026, we closed on a private placement of senior secured notes for aggregate gross proceeds of $500 million due February 18, 2029 (the “Senior Secured Notes – 2029”). Net proceeds were used to fully repay the Senior Secured Notes – 2026. Refer to Note 29 — Subsequent events of the accompanying Consolidated Financial Statements for further details.

Senior Secured Notes – 2027

On January 17, 2025, we completed a note exchange with the former owners of Bloom, exchanging $60 million of outstanding principal and $7 million of accrued interest on the Bloom Notes – 2025 into senior secured notes with a principal balance of $67 million (the “Senior Secured Notes – 2027”). The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum. Principal repayments commenced on August 17, 2025.

There are no prepayment penalties on the Senior Secured Notes – 2027.

Needham Bank

On November 6, 2024, we secured a $40 million revolving line of credit with Needham Bank (the “Needham LOC”), which includes an option to request an additional $20 million beginning May 6, 2026. The Needham LOC is secured by a first-priority lien on the mortgages, business assets, including inventories, and collateral of our subsidiary loan parties and is further supported by a limited guaranty on our equity interest in Curaleaf, Inc. The associated loan agreement contains financial covenants, including the requirement to maintain a total loan-to-value ratio of no more than 80.0% based on the “as-is” fair market value of the pledged real estate.

On October 10, 2025, we refinanced its existing Needham LOC and entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”). As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40 million to $100 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of our U.S. subsidiaries and a parent guaranty limited to our U.S. assets. The Amended Needham LOC bears interest at a rate of 7.99% per annum with an initial term of one year and is subject to extension for up to two years. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses. The Amended Needham LOC is subject to certain debt covenants including maintaining a post-incurrence debt service coverage ratio of 1.5:1 as well as covenants related to appraised fair value of mortgaged properties (subject to an 80% LTV constraint), receivables and cash, net of reserves.

In conjunction with the origination of the Senior Secured Notes – 2029, the maturity date of the Amended Needham LOC was extended to February 18, 2029, and the interest rate was amended to 8.99% in accordance with the terms of the Amended and Restated Needham Loan Agreement. Refer to Note 29 — Subsequent events of the accompanying Consolidated Financial Statements for further details.

Asset-based revolving credit facility

We have a $12 million asset-based revolving credit facility (the “ABL Facility”) with East West Bank (“EWB”), which matures on August 25, 2026. The ABL Facility, which is secured by our deposit accounts at EWB, was fully drawn as of December 31, 2025. The ABL Facility was originally established on August 25, 2023 and increased to its current capacity through two amendments in 2024.

Covenant compliance

As of December 31, 2025, we were in compliance with all financial covenants within each credit facility, and we did not observe evidence of any cross-defaults.

Future capital offerings

On February 3, 2025, we filed a Base Shelf Prospectus and on February 5, 2025, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow us to offer up to $1 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

Working capital

Working capital, defined as current assets minus current liabilities, is a key measure of our short-term liquidity. As of December 31, 2025 and 2024, we had positive working capital of $154.3 million and positive working capital of $46.4 million, respectively, of which Cash and cash equivalents (including restricted cash and cash equivalents) represented $101.6 million and $107.2 million, respectively.

The $107.9 million increase in our positive working capital was driven primarily by reduction in our current notes payable that resulted from the settlement of our remaining obligations under the Bloom Note - 2024 and refinancing of the Bloom Notes – 2025 in exchange for Senior Secured Notes – 2027. Additionally, working capital was positively impacted by the settlement of certain contingent and deferred consideration current liabilities and our ongoing strategic cash management efforts.

For further details, see the Results of operations – Consolidated section of this MD&A as well as Note 16 — Notes payable and Note 29 — Subsequent events of the accompanying Consolidated Financial Statements.

Cash Flows

The following table summarizes our sources and uses of cash during the years ended December 31, 2025 and 2024:

	Years Ended		Variance
	December 31, 2025	December 31, 2024	$	%
Operating activities:
Continuing operations	$152,025	$169,127	$(17,102)	(10)%
Discontinued operations	(14,319)	(5,503)	(8,816)	160%
Net cash provided by operating activities	137,706	163,624	(25,918)	(16)%
Investing activities:
Continuing operations	(69,198)	(95,459)	26,261	(28)%
Discontinued operations	(1,146)	1,629	(2,775)	(170)%
Net cash used in investing activities	(70,344)	(93,830)	23,486	(25)%
Financing activities:
Continuing operations	(73,493)	(54,094)	(19,399)	36%
Discontinued operations	—	(144)	144	(100)%
Net cash used in financing activities	(73,493)	(54,238)	(19,255)	36%
Net (decrease) increase in cash and cash equivalents (including restricted cash and cash equivalents)	$(6,131)	$15,556	$(21,687)	(139)%

Operating Activities

Net cash provided by operating activities was $137.7 million and $163.6 million for the years ended December 31, 2025 and 2024, respectively.

Net cash provided by operating activities from continuing operations was $152.0 million and $169.1 million for the years ended December 31, 2025 and 2024, respectively. In both years, cash generation was driven primarily by income from operations and our Section 280E Position, which resulted in reduced current tax liabilities and an increase in uncertain tax positions. These inflows were partially offset in both years by cash interest payments on debt and lease obligations. The remaining variance was driven by working capital fluctuations.

On December 30, 2025, management approved plans to discontinue the Hemp-derived THC and Missouri operating segments. Accordingly, the financial results for both operating segments were reclassified as discontinued operations for all periods presented. Net cash used in operating activities from discontinued operations was 14.3 million and 5.5 million for the years ended December 31, 2025 and 2024, respectively. Refer to Note 6 — Discontinued operations for further details.

Investing Activities

For the year ended December 31, 2025, Net cash used in investing activities from continuing operations was $69.2 million, driven by strategic capital expenditures and issuances of notes receivable to support our growth trajectory and global expansion. These cash outflows were partially offset by proceeds from asset sales and collections on outstanding notes receivable.

For the year ended December 31, 2024, Net cash used in investing activities from continuing operations was $95.5 million, driven by strategic capital expenditures, business acquisitions and the purchase of adult use licenses (classified as intangible assets) to support our growth trajectory and market expansion. These outflows were partially offset by proceeds from asset sales, including divestitures of certain entities classified as held-for-sale or discontinued operations in 2023.

Financing Activities

For the year ended December 31, 2025, Net cash used in financing activities from continuing operations was $73.5 million, driven primarily by principal payments on the Bloom Notes (as defined herein), other notes payable and lease obligations as well as the settlement of certain acquisition-related contingent obligations. Notably, we settled-in-full the deferred consideration obligations associated with the second and third anniversaries of the Tryke acquisition. These outflows were partially offset by net proceeds from borrowings under our amended revolving line of credit with Needham Bank.

For the year ended December 31, 2024, Net cash used in financing activities from continuing operations was $54.1 million, driven largely by principal payments on the Bloom Notes (as defined herein) and Senior Secured Notes (as defined herein) as well as our lease obligations. In addition, we made partial settlements on the deferred consideration obligation related to the second anniversary of the Tryke acquisition. These outflows were partially offset by proceeds from (i) an additional $5.5 million borrowed under the increased asset-based revolving credit facility with East West Bank and (ii) $11.1 million drawn upon the execution of the revolving line of credit with Needham Bank.

Summary of quarterly results

	Three Months Ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Revenues, net	$333,068	$317,856	$310,587	$306,624	$327,879	$328,284	$341,075	$337,061
Cost of goods sold	171,273	157,280	157,502	151,058	170,419	167,020	180,111	175,972
Gross profit	161,795	160,576	153,085	155,566	157,460	161,264	160,964	161,089
Operating expenses	158,878	153,655	146,839	146,200	165,810	150,037	152,523	147,664
Other expense, net	(27,043)	(28,339)	(22,516)	(25,766)	(67,919)	(21,011)	(24,441)	(24,730)
Net loss from continuing operations	(49,341)	(51,654)	(47,652)	(53,256)	(70,474)	(42,348)	(47,391)	(51,396)
Net (loss) income from discontinued operations	(8,276)	(5,030)	(5,954)	(6,990)	(7,999)	(380)	(2,439)	420
Net loss	(57,617)	(56,684)	(53,606)	(60,246)	(78,473)	(42,728)	(49,830)	(50,976)
Less: Net income (loss) attributable to non-controlling interest	2,200	345	(445)	817	(910)	(2,032)	(945)	(2,697)
Net loss attributable to Curaleaf Holdings, Inc.	$(59,817)	$(57,029)	$(53,161)	$(61,063)	$(77,563)	$(40,696)	$(48,885)	$(48,279)

Net loss per share attributable to Curaleaf Holdings, Inc.(1)	$(0.09)	$(0.08)	$(0.08)	$(0.10)	$(0.12)	$(0.07)	$(0.06)	$(0.07)
Weighted average SVS outstanding - basic and diluted	771,850,664	764,825,622	757,270,633	744,898,937	748,936,695	742,535,355	740,787,287	736,147,618

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Consolidated Balance Sheets. This adjustment does not affect our reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted.

Over the last eight quarters, Revenues, net has been impacted by the following factors:

•	Organic and acquisitional growth, particularly in our international operations ;

•	Increased focus on increasing our brand presence and wholesale operations;

•	Launch of diversified product offerings;

•	Divestiture of discontinued operations and

•	Increased competition due to new market entrants in our more established markets.

Over the last eight quarters, Net loss has been affected by the following factors:

•	Impact of the items affecting revenue, as outlined above;

•	Impairments and accelerated amortization recognized on discontinued operations, planned facility closures and the retirement of excess and obsolete facilities and equipment;

•	Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;

•	Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;

•	Impact of failed adult use initiatives on inventory levels and strategic capital investments;

•	Timing, nature and settlement of acquisition-related costs and obligations;

•	Costs incurred in connection with debt issuances and debt refinancing;

•	Costs incurred in connection with the TSX Listing and the Reorganization;

•	Costs incurred and reserves established for certain litigation matters;

•	Increased labor and product costs due to inflationary factors and

•	Implementation of strategic cost optimization measures.

Acquisitions completed during the year ended December 31, 2025

We did not consummate any acquisitions that were material, individually or in the aggregate. year ended December 31, 2025.

Off-Balance sheet arrangements

We do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition including, and without limitation, such considerations as liquidity and capital resources.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

We did not engage in any material related party transactions, outside the normal course of business, during the years ended December 31, 2025 and 2024.

Our key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of our executive management team and board of directors.

Compensation related to key management personnel compensation for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended
Form of compensation	December 31, 2025	December 31, 2024
Share-based payments	$15,584	$12,102
Short-term employee benefits	4,919	4,541
Other long-term benefits	43	39
Total compensation(1)	$20,546	$16,682

(1) Amounts presented exclude less than $0.1 million of compensation paid to former Chief Executive Officer (“CEO”) Matt Darin in 2022 that was subsequently determined to be erroneously awarded following the restatement of our financial results for fiscal year 2021. This amount was fully recovered as of December 31, 2025.

Changes in or adoption of accounting principles

We have implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the accompanying Consolidated Financial Statements have been excluded. Refer to Note 3 — Significant accounting policies for further details.

Significant accounting judgments, estimates and assumptions

The preparation of financial statements in accordance with U.S. GAAP requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, we believe them to be reasonable.

The most significant assumptions and estimates underlying the accompanying Consolidated Financial Statements are described below:

Consolidation and variable interest entities

Significant judgment is applied to determine whether we hold a controlling financial interest in an entity, particularly when we do not hold a majority voting interest. This evaluation considers voting rights, management and service agreements, the entity’s design and the existence of financial guarantees. Entities in which we hold a controlling financial interest are consolidated.

Business combinations and asset acquisitions

Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. We use an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.

In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.

•	Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.

•	Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.

These valuations are closely linked to the assumptions made by us regarding future performance of the assets acquired and any changes in the discount rate applied.

Goodwill impairment

Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of our reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data.

Share-based compensation - Stock options

Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of our SVS, the expected life of an award and the risk-free interest rate We use an expected dividend yield of zero as we do not currently anticipate paying dividends

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used) and in estimating the undiscounted future cash flows of such assets

Inventories, net

Inventories are measured at the lower of cost or NRV. Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging.

Leases

We apply significant judgment in deriving the lease term and discount rate applicable in a leasing arrangement.

•	Lease Term: Determining whether options to extend or terminate a lease are reasonably certain to be exercised involves considering strategic, operational and economic factors, including the size of our investment in the property and the strategic importance of the property location.

•	Discount Rate: Determining the incremental borrowing rate for leases where the implicit rate is not readily determinable.

Income taxes

There is inherent uncertainty in quantifying income tax positions. We must exercise significant judgment in evaluating whether our tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which we operate.

Held for sale and discontinued operations

Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:

•	Management is committed to a plan to sell;

•	The asset or disposal group is available for immediate sale in its present condition;

•	An active program to locate a buyer has been initiated;

•	The sale is highly probable within one year;

•	The asset or disposal group is being actively marketed for sale at a reasonable price; and

•	It is unlikely that the plan will be significantly changed or withdrawn.

A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on our operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

Redeemable non-controlling interests

The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. We also have to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on our consolidated balance sheets.

Revenue recognized from contracts with customers

Significant judgment is applied in evaluating the nature of our wholesale and MSA revenue contracts. This includes assessing whether we act as the principal or agent in contracts with customers, particularly where third-party involvement or shared responsibilities exist. We also evaluate whether certain transactions are non-reciprocal in nature, requiring consideration of whether a transfer of assets occurred without commensurate value received. In arrangements involving transfers of inventory between the same counter-parties, we apply judgment to determine whether such transfers represent distinct revenue-generating events. Additionally, the allocation of transaction price across multiple performance obligations necessitates the estimation of standalone selling prices and the timing of satisfaction of each obligation.

Summary of outstanding securities

We had the following securities issued and outstanding as of February 24, 2026:

Securities	Number of Securities
Multiple voting shares	93,970,705
Subordinate voting shares	680,968,806
Restricted stock units	25,953,975
Performance stock units	9,790,436
Stock options	28,495,251

Financial instruments and financial risk management

ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.

The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Inputs for the asset or liability that are not based on observable market data.

We evaluate the classification of our financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to measure fair value. Our policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.

Our financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.

The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. Our notes payable and deferred consideration liabilities are carried at amortized cost, and our redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.

Non-recurring fair value measurements

Our assets measured at fair value on a nonrecurring basis include our long-lived assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy.

Recurring fair value measurements

Our financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy.

As of December 31, 2025 and 2024, our financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$—	$—
Contingent consideration liabilities	—	—	3,358	3,358
	$—	$—	$3,358	$3,358

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	—	6,147	6,147
	$—	$—	$7,860	$7,860

Level 3

As of December 31, 2025 and 2024, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of our financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	December 31, 2025	December 31, 2024
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
Investments	Adjusted estimated net asset fair value	Capitalization rate	N/A	8.9%

There were no transfers between fair value levels during the years ended December 31, 2025 and 2024.

Financial Risk Management

We are exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes our approach to managing these risks.

Credit risk

Credit risk is the risk we incur a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from our financing receivables, including our accounts receivable and notes receivable. Our maximum credit exposure as of December 31, 2025 and 2024 equates to the aggregate carrying amount of our cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.

The majority of our revenues are derived from our retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the years ended December 31, 2025 and 2024, Retail revenues represented 73% and 77%, respectively, of our Total revenues, net.

In the normal course of business, we provide financing to our non-retail customers as trade accounts receivables. We may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While we have not adopted standardized credit policies, we have established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.

Given the increasing financial pressure across the cannabis industry, we have heightened our monitoring of credit exposure to other cannabis operators and continue to prioritize timely collections of outstanding trade accounts receivables

Liquidity risk

Liquidity risk is the risk that we will not have sufficient liquidity to settle our financial obligations and liabilities when due. We mitigate liquidity risk through management of our capital structure.

We have material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on our debt obligations becoming due immediately or on demand, which would have a material adverse impact on our financial position and cash flows.

Future payment obligations associated with our long-term acquisition-related financial instruments and lease obligations are further discussed in Note 4 — Acquisitions, Note 11 — Leases and Note 12 — Failed sale leaseback arrangements in the accompanying Consolidated Financial Statements.

Contractual obligations and commitments

As of December 31, 2025, our future contractual obligations were as follows:

	Contractual Obligations
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
As of December 31, 2025
Notes payable (principal)(1)	$554,723	$498,296	$31,110	$22,457	$2,860
Notes payable (interest)(1)	15,999	13,262	2,041	293	403
Operating lease obligations	170,729	31,834	57,108	41,342	40,445
Finance lease obligations	286,849	28,446	57,276	56,000	145,127
Financial obligations on sale lease backs	483,125	33,139	62,847	59,956	327,183
Contingent consideration	3,358	—	3,358	—	—
Deferred consideration	2,966	2,966	—	—	—
Redeemable non-controlling interest contingency	83,931	83,931	—	—	—
Litigation settlements(2)	7,636	—	—	—	—
Uncertain tax positions(2)	531,508	—	—	—	—
Total contractual obligations	$2,140,824	$691,874	$213,740	$180,048	$516,018

(1) Does not reflect the impact of the origination of the Senior Secured Notes - 2029 in February 2026 on the maturity date and stated interest rate of the Amended Needham LOC.

(2) These obligations have been excluded from the aging columns due to the uncertainty regarding timing of settlement.

Currency risk

Our financial position, results of operations and cash flows are presented in USD, which requires us to translate the financial accounts for our international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.

As of December 31, 2025 and 2024, we had no hedging agreements in place with respect to foreign exchange rates.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. Our notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. We do not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value. Accordingly, we have limited exposure to interest rate sensitivity risk with respect to these financial instruments.

Geography risk

The geographic concentration of our domestic and international operations poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.

Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:

•	weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;

•	inability or unwillingness of customers to pay current and/or increased prices;

•	rising operating expenses, such as taxes, utilities and routine maintenance;

•	local conditions, such as oversupply of or reduced demand for cannabis products;

•	regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;

•	concentration of and competition from other cannabis cultivators, manufacturers and distributors; and

•	specific regional acts of nature, such as earthquakes, fires and floods.

Disaggregated financial information for our two reportable segments, Domestic and International is presented in Note 25 — Segment reporting of the accompanying Consolidated Financial Statements and in the “Selected Financial Information” section of this MD&A.

Industry risk

Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks on our operations. Our shareholders should carefully evaluate the risk factors discussed herein and in the Annual Information Form within the section entitled “Risk Factors”.

Capital management

Our primary objective when managing capital is to continually provide returns to our shareholders and benefits to our other stakeholders. Our capital structure consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard our ability to continue as a going concern, we manage and adjust our capital structure, in response to changes in the economic conditions of the jurisdictions in which we operate and on the risk characteristics of our underlying assets. We expect cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.

Regulatory Environment: Issuers With U.S. Cannabis-Related Operations

In response to the on-going conflict between U.S. federal and U.S. state regulatory frameworks governing cannabis-related activities, the Canadian Securities Administrators issued Staff Notice 51-352, Issuers with U.S. Marijuana-Related Activities, which outlines industry-specific disclosure requirements for Canadian reporting issuers with operations or investments in the U.S. cannabis industry.

Pursuant to Staff Notice 51-352, the following disclosure is aimed at providing further details regarding:

•	our involvement in the U.S. cannabis industry and quantifying our balance sheet and operating statement exposure to U.S. cannabis-related activities;

•	statements and other available guidance made by U.S. federal authorities or U.S. federal prosecutors regarding the risk of enforcement action as a result of our involvement with cannabis-related activities;

•	risks related to our involvement in cannabis-related activities, including, among others, (i) the risk that third party service providers could suspend or withdraw services and (ii) the risk that regulatory bodies could impose certain restrictions on our ability to operate in the U.S.;

•	our ability and our affiliates’ ability to access both public and private capital as well as the financing options that are and are not available to us and our affiliates to support continuing operations;

•	cannabis-related regulations and applicable licensing requirements of each U.S. state in which we and/or our affiliates operate as well as our program for monitoring compliance with these regulations and licensing requirements; and

•	the status of our compliance with the cannabis-related regulatory framework and applicable licensing requirements of each U.S. state in which we and our affiliates operate.

Our Involvement in the U.S. Cannabis Industry

In the U.S., the cannabis industry remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the Controlled Substances Act (the “CSA”).

In the U.S., we and our affiliates are directly involved in the cannabis industry in certain U.S. states that have legalized the medical and/or adult use of cannabis. Currently, we and our affiliates hold the requisite licenses to engage in the cultivation, manufacture, processing, distribution and sale of cannabis, as permitted, in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. In addition, we have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania, and on November 14, 2024, we were granted the license to operate the first Marijuana Research Facility in Massachusetts.

For the year ended December 31, 2025, 86% of our Total revenues, net were directly derived from U.S. cannabis-related activities. We do not differentiate our net assets between those directly derived from cannabis-related activities and those that are unrelated; therefore, such information is not presented.

Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.

Overview of U.S. Federal Regulatory Framework

The Controlled Substances Act

The U.S. federal government regulates drugs, such as cannabis, through the CSA, which places controlled substances in one of five different schedules. Currently, cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the Drug Enforcement Administration (the “DEA”) considers cannabis to have (i) a high potential for abuse, (ii) no currently accepted medical use in medicinal treatment in the U.S. and (iii) a lack of accepted safety for use under medical supervision1. As a result, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts.

While most jurisdictions have a uniform national framework for regulation of cannabis-related activities, in the U.S., cannabis is separately regulated at the U.S. state and local jurisdictional levels. As a result, U.S. states that have legalized the medical and/or adult use of cannabis have regulatory frameworks that are in direct conflict with that of the U.S. federal government.

The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and U.S. federal laws made pursuant to it are paramount and, in case of conflict between U.S. federal and U.S. state law, U.S federal law shall apply. Consequently, although our activities are compliant with applicable cannabis-related U.S. state and local regulations, strict compliance with these U.S. state and local regulations may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company.

To address the inconsistent treatment of cannabis under US. federal and U.S. state laws:

•	On August 29, 2013, then U.S. Deputy Attorney General James Cole issued a memorandum (the “Cole Memorandum”) offering guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigation and prosecution of cannabis-related activities in all U.S. states. The Cole Memorandum acknowledged that jurisdictions that have legalized cannabis in some form(s) have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the U.S. federal level. While the Cole Memorandum did not provide specific guidelines for what regulatory and enforcement systems would be deemed sufficient by the Department of Justice (the “DOJ”), the Cole Memorandum was seen by many U.S. state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.

•	On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum, and in the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions became responsible for establishing enforcement priorities for their respective offices. Despite the rescission of the Cole Memorandum, U.S. federal prosecutors appeared to continue to use the Cole Memorandum’s priorities as an enforcement guide. Certain U.S Attorneys, such as Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, focused cannabis enforcement efforts on: (i) overproduction; (ii) targeted sales to minors and (iii) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA, in appropriate circumstances.

1 21 U.S.C. 812(b)(1).

•	On March 10, 2021, Merrick Garland was appointed U.S. Attorney General. During his confirmation hearing, Garland indicated that, under his leadership, the DOJ would focus its resources on violent crime and cartel activity and deprioritize the enforcement of U.S. federal cannabis laws against individuals and U.S. state-licensed cannabis businesses.

•	On December 2, 2022, H.R. 8454, known as the Medical Marijuana and Cannabidiol Research Expansion Act (the “Research Expansion Act”), was signed into law. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history, and it established a new, separate registration process for researchers and manufacturers in the cannabis industry. Amongst other things, the Research Expansion Act (i) directs the DEA to register practitioners who conduct cannabis and cannabidiol (“CBD”) research and manufacturers who supply cannabis for research purposes; (ii) permits the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iv) permits registered entities to manufacture, distribute, dispense or possess cannabis or CBD for purposes of medical research; (v) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (vi) directs the the Department of Health and Human Services (the “HHS”) to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions, such as epilepsy, and the impact of cannabis on adolescent brain development.

•	On April 30, 2024, the HHS, in coordination with the DOJ, recommended to the DEA that cannabis be rescheduled from Schedule I to Schedule III of the CSA (“Rescheduling”), and on May 21, 2024, the DEA published a Notice of Proposed Rulemaking (the “NPRM”) signed by U.S. Attorney General Merrick Garland. Rescheduling, which is supported by the National Institute on Drug Abuse, is supported by research studies that concluded cannabis has an accepted medical use in the U.S. and relatively low potential for abuse. The NPRM is subject to evidentiary hearings, a procedural process that allows stakeholders — such as scientists, medical experts, advocacy groups, industry representations and others — to provide testimony and evidence supporting or opposing the NPRM.

•	On August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing commenced on December 2, 2024. However, on January 23, 2025, the hearing was suspended indefinitely by the administrative law judge in response to a motion submitted by a pro-rescheduling participant requesting the DEA to take various corrective actions to address asserted anti-rescheduling bias demonstrated by the DEA. As of the date of this MD&A, it is unclear time when such appeal may take place or what its outcome may be.

•	On December 18, 2025, President Trump signed an executive order directing the Attorney General and the Drug Enforcement Administration ('DEA') to reclassify cannabis from a Schedule I to a Schedule III controlled substance. This directive represents the most significant shift in federal cannabis policy since the enactment of the Controlled Substances Act in 1970. The order instructs federal agencies to expedite the federal rulemaking process required to finalize this rescheduling, which remains ongoing. While the move to Schedule III is expected to alleviate substantial tax burdens—specifically by eliminating the application of Section 280E of the Internal Revenue Code—and improve access to banking and research, the executive order does not legalize the cultivation, manufacture, distribution, or sale of cannabis under federal law, nor does it authorize interstate commerce. As of the date of this MD&A, the ultimate timing and finalization of the DEA’s rulemaking process remain uncertain.

Rescheduling is anticipated to have a substantial impact on the U.S. cannabis industry, including (i) easing restrictions on clinical research into cannabis-based treatments, (ii) eliminating the applicability of Section 280E tax provisions and U.S. federal anti-money laundering regulations to U.S. state-licensed cannabis businesses, (iii) improving access to U.S. banking services and capital markets and (iv) reducing insurance liabilities associated with Schedule I substances. It may also contribute to the destigmatization of cannabis use and cannabis-related businesses. However, Rescheduling will not legalize, under the CSA, the cultivation, manufacture, processing, distribution and sale of cannabis by U.S. state-licensed cannabis business.

Companies that operate in the U.S. medical cannabis industry receive a measure of protection from U.S. federal prosecution through a “rider” provision to the Consolidated Appropriations Acts, which governs the allocation of U.S. federal funding for government operations, programs and agencies. The primary purpose of the rider, known as the “Rohrabacher-Farr Amendment”, is to prohibit the DOJ from using congressionally appropriated funds to interfere with the rights of U.S. states to regulate and manage the medical use of cannabis. The Rohrabacher-Farr Amendment must be renewed annually as part of the appropriations process; otherwise, the DOJ will regain the ability to use congressionally appropriated funds to enforce federal cannabis prohibitions in U.S. states where medical use of cannabis is permitted. Since fiscal year 2015, Congress has renewed the Rohrabacher-Farr Amendment, and as of the issuance of this MD&A, Rohrabacher-Farr Amendment remains in effect. However, there is no guarantee that the Rohrabacher-Farr Amendment will be renewed by Congress in subsequent fiscal years, and the Rohrabacher-Farr Amendment does not legalize the use of cannabis on the U.S. federal level.

In recent years, numerous bills have been introduced in the Congress of the United States (“Congress”) to directly address directly various aspects of U.S. federal cannabis policies, including the decriminalization of cannabis, the imposition of federal taxes, the establishment of national public health and safety standards and the promotion of social equity and economic opportunities in communities disproportionately impacted by the War on Drugs. Notable amongst these are the Cannabis Administration and Opportunity Act (the “CAOA”) and the Marijuana Opportunity Reinvestment and Expungement (“MORE”) Act. While neither the CAOA nor the MORE Act succeeded in passing Congress, the increasing frequency of cannabis-related legislation being introduced in Congress reflects a growing consensus among industry stakeholders and many members of Congress that relying solely on prosecutorial discretion and temporary legislative riders, such as the Rohrabacher-Farr Amendment, to regulate the U.S. cannabis industry is insufficient to protect U.S. state-licensed medical cannabis businesses and medical cannabis patients.

Currently, there is no guarantee that U.S. state laws legalizing and regulating cannabis-related activities will not be repealed or overturned or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions. In addition, there is no guaranty that comprehensive U.S. federal legislation to de-schedule and decriminalize cannabis will be passed in the near future or at all, or that if such legislation is passed, it will include provisions that preserve the current state-based cannabis programs under which we operate and/or are favorable our U.S. state-licensed operations. Unless and until Congress amends the CSA with respect to cannabis—and notwithstanding the ongoing federal rulemaking process to potentially reschedule cannabis from Schedule I to Schedule III—the risk remains that federal authorities may enforce current U.S. federal law against U.S. state-licensed cannabis businesses.

Although the Cole Memorandum has been rescinded, we continue to adhere to the operating policies and procedures that became industry best practice while the Cole Memorandum was in effect to ensure our

i.	operations are compliant with all licensing requirements as established by the applicable U.S. state, county, municipality, town, township, borough and other political/administrative divisions;

ii.	cannabis related activities adhere to the scope of the licensing obtained — for example: in U.S. states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary permits, and in U.S states where cannabis is permitted for adult use, the products are only sold to individuals who meet the requisite age requirements;

iii.	policies and procedures are effective in restricting the distribution of cannabis products to minors;

iv.	policies and procedures are effective in preventing the distribution of funds to criminal enterprises, gangs or cartels;

v.	U.S. state-mandated seed-to-sale inventory tracking systems and related procedures are designed to effectively monitor our cannabis and cannabis-derived inventory and prevent the diversion of cannabis or cannabis-derived products across U.S. state lines or into U.S. states where cannabis remains prohibited under U.S. state law;

vi.	U.S. state-licensed cannabis businesses are not used as a cover for the trafficking of other illegal drugs, for engaging in any other unlawful activity or for violating applicable anti-money laundering statutes and

vii.	cannabis and cannabis-derived products comply with all applicable regulations and include the necessary disclaimers regarding product contents to help mitigate public health risks and discourage impaired driving.

In addition, we conduct (i) background checks to ensure that our principal officers and management are of good character and not involved with other illicit drugs or activities, including those involving violence or the use of firearms in the cultivation, manufacturing or distribution of cannabis and cannabis-derived products; and (ii) ongoing reviews of our cannabis-related operations, the premises on which these operations occur and the policies and procedures we have established to regulate the possession of cannabis or cannabis-derived products outside our licensed premises. See “Compliance and Monitoring” section herein for additional details.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”), was signed into law. The 2018 Farm Bill amended the definition of cannabis under the CSA to exclude hemp, defining hemp as the plant Cannabis sativa L. and any part of that plant—including seeds, derivatives, extracts, cannabinoids, isomers, acids, salts and salts of isomers—provided it contains no more than 0.3 percent delta-9 tetrahydrocannabinol (“Delta-9 THC”) on a dry weight basis. The legislation granted U.S. states the authority to license and regulate the cultivation, production, distribution and sale of hemp and hemp-derived products, such as CBD. In contrast to cannabis, hemp and qualifying hemp-derived products may be distributed and sold across U.S. state lines, provided that the hemp from which such products are derived was cultivated pursuant to a license issued under a U.S. state program approved by the U.S. Department of Agriculture.

Despite the redefinition of hemp under the 2018 Farm Bill, the FDA continues to exercise jurisdiction over hemp-derived products under the Federal Food, Drug, and Cosmetic Act. To date, the FDA (i) has approved only one prescription drug containing CBD, Epidiolex; (ii) prohibits the marketing of CBD as a dietary supplement, as CBD is the active ingredient in Epidiolex; and (iii) prohibits the addition of CBD, THC or other hemp-derived extracts to food or beverages sold in U.S. interstate commerce. The FDA does permit the use of CBD in cosmetic products, provided that such products otherwise comply with the Federal Food, Drug, and Cosmetic Act and do not make therapeutic claims. In January 2023, the FDA announced that existing regulatory frameworks for food and dietary supplements are not appropriate for CBD and indicated its intention to work with Congress to establish a new regulatory pathway for CBD products.

On November 12, 2025, Congress enacted legislation that amended the federal definition of 'hemp' and established a revised federal regulatory framework governing hemp-derived cannabinoid products (collectively, the “Hemp Amendments”). The Hemp Amendments are scheduled to take effect on November 12, 2026 and represent the most significant federal change affecting hemp-derived cannabinoid products since the enactment of the 2018 Farm Bill. Among other things, the Hemp Amendments (i) replace the prior delta-9-THC threshold with a “total THC” standard that includes delta-9 THC, THCA and other specified cannabinoids; (ii) establish new federal limits on total THC permitted in consumable hemp-derived cannabinoid product; (iii) impose expanded compliance obligations on manufacturers, distributors and retailers of hemp-derived cannabinoid products; and (iv) increase federal oversight of the marketing and distribution of intoxicating hemp-derived products. These developments may restrict or prohibit categories of hemp-derived cannabinoid products that previously were marketed as compliant with federal law and may increase regulatory uncertainty and potential enforcement risk with respect to hemp-derived cannabinoid products. As of the date of this MD&A, it remains unclear how federal agencies will implement and enforce the Hemp Amendments or how these changes will integrate with existing U.S. state regulatory frameworks for hemp and consumable cannabinoid products.

Anti-Money Laundering Laws and Access to Capital

U.S. federal law makes it illegal for financial institutions to provide services to U.S. state-licensed cannabis businesses. Accepting proceeds from the sale of cannabis—a Schedule I controlled substance under the CSA—or introducing those proceeds into the U.S. banking system may be considered money laundering. As a result, financial institutions that depend on the U.S. Federal Reserve’s money transfer system are prohibited from accepting cannabis-related deposits. Under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”), financial institutions that provide checking accounts, credit or debit card services, loans or other banking products to U.S. state-licensed cannabis businesses could be subject to money laundering or conspiracy charges.

In 2014, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance (the “FinCEN Guidance”) to financial institutions and U.S. prosecutors. The FinCEN Guidance advised U.S. prosecutors not to prioritize enforcement against financial institutions that serve U.S. state-licensed cannabis businesses, provided those businesses comply with U.S. state law and do not violate U.S. federal enforcement priorities under the Cole Memorandum, such as preventing access to cannabis by minors or organized crime. The FinCEN Guidance also outlined how U.S. financial institutions can provide depository services while complying with their obligations under the Bank Secrecy Act, including enhanced customer due diligence and reporting requirements.

The FinCEN Guidance reduced some enforcement risk but did not provide immunity from prosecution. It also increased the cost and burden of compliance, which has discouraged most financial institutions from entering the cannabis sector. Only a limited number of U.S. state-chartered banks and credit unions currently service U.S. state-licensed cannabis businesses. These institutions typically cap cannabis-related deposits at a small portion of their balance sheets, maintain large cash reserves to cover such deposits on demand and charge higher fees to offset compliance costs. In practice, the FinCEN Guidance has not led to a broader willingness among financial institutions to serve U.S. state-licensed cannabis businesses, and most continue to refrain due to the compliance requirements.

Several bills have been introduced in Congress to expand access to banking services, including the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act. In 2023, the Senate Banking Committee approved the SAFER Banking Act by a bipartisan vote of 14-9. The SAFER Banking Act is pending a full Senate vote, but passage remains uncertain. Despite growing support in Congress and among the public, there is no assurance such legislation will be enacted.

Because traditional bank financing is generally unavailable, we rely on equity and debt financing to support our operations, capital expenditures and acquisitions. Until U.S. federal law changes, there can be no assurance that financing will be available to us when needed or on acceptable terms. If additional financing is not available, our ability to fund operations, capital projects, and acquisitions could be limited. Raising funds through equity or convertible debt issuances may also cause significant dilution to our existing shareholders, and new securities may carry rights, preferences or privileges senior to those of our outstanding SVS.

Continued restrictions on financial services available to U.S. cannabis-related businesses may materially and adversely affect our liquidity, growth strategy, and overall financial condition. See the “Risk Factors” section of the Annual Information Form for further risk factors associated with limitations on access to U.S. banking and financing.

Service Providers

Adverse changes in the enforcement of U.S. cannabis laws, regulatory or political shifts, increased scrutiny by regulatory authorities or negative changes in public perception regarding cannabis use could cause our third-party service providers to suspend or withdraw their services, which may have a material adverse effect on our operations.

Heightened Scrutiny by Regulatory Authorities

As outlined above, our existing U.S. operations and any future operations or investments may be subject to heightened scrutiny by regulators, stock exchanges and other authorities. Such scrutiny could restrict our ability to operate or invest in certain jurisdictions and may also affect our listings on the TSX and OTCQX and our reporting obligations in Canada and the U.S.

Adverse changes in government policies or public opinion could significantly influence cannabis regulation in Canada, the U.S. and other jurisdictions. A negative shift in public perception of medical or adult-use cannabis could affect future legislation, regulation or enforcement and may result in the abandonment of initiatives or proposals to legalize medical or adult-use cannabis. Violations of U.S. federal laws and regulations could result in fines, penalties, administrative sanctions, civil settlements or criminal charges.

Following the TSX listing, we became subject to TSX Requirements2 that prohibit direct or indirect ownership or investment in entities engaged in the cultivation, distribution or possession of cannabis in the U.S. in violation of federal law. In addition, Curaleaf Holdings, Inc. is prohibited from transferring cash to Curaleaf, Inc. or its operations engaged in activities that violate U.S. federal cannabis laws, and Curaleaf, Inc. and its subsidiaries or controlled entities are prohibited from transferring cash to Curaleaf Holdings, Inc. whether through dividends or other means. Noncompliance with TSX requirements could result in the denial of certain approvals, including the listing of additional securities or delisting from the TSX.

The clearing of our outstanding SVS depends on the Clearing and Depository Services Inc. (the “CDS”) for SVS quoted on the TSX and the Depository Trust Company (the “DTC”) for SVS quoted on the OTCQX. If the CDS or the DTC imposed a ban on clearing securities of issuers with cannabis-related activities in the U.S., or if we otherwise became ineligible with the CDS or the DTC, our outstanding SVS could become highly illiquid and shareholders could be prevented from trading their SVS on the TSX or OTCQX.

Compliance and Monitoring

We use reasonable commercial efforts to remain in material compliance with the cannabis regulatory environment in the U.S. In addition, we actively participate in the regulatory and legislative processes at the U.S. federal, state and local levels through our compliance and government relations departments, legal counsel, third-party consultants and engagement with cannabis industry groups. We hold all required licenses to cultivate, manufacture, possess and distribute cannabis in the U.S. states in which we operate and remain in good standing and in material compliance with the applicable cannabis regulatory programs in each such U.S. state.

While we may occasionally be cited or fined by U.S. state regulators for non-compliance with cannabis regulations, including those related to product labeling, testing, potency or the use of banned additives, we are not aware of any circumstances that would likely result in regulatory actions with a material adverse impact on our operations or financial condition.

Our Compliance Department, reporting to the Chief Legal Officer (“CLO”), oversees state-level compliance functions, monitors local regulatory processes, reports developments to the CLO and designs and implements strategies in response to regulatory changes, while also working with third-party legal counsel to ensure compliance with U.S. cannabis laws and regulations. Our Government Relations Department works with management to (i) develop and maintain relationships with U.S. state and local regulators, elected officials and cannabis industry groups and (ii) implement strategies that protect our rights and those of our U.S. affiliates to participate in the U.S. cannabis industry.

2 Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual and TSX Staff Notice 2017-0009 (collectively, the “TSX Requirements”).

See the “Risk Factors” section of the Annual Information Form for further risk factors associated with our U.S. operations and those of our U.S. affiliates.

Overview of U.S. State Regulatory Frameworks

Despite the continued illegality of cannabis under U.S. federal law, 48 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use. In addition, 24 states, the U.S. Virgin Islands, the Northern Mariana Island, Guam and the District of Columbia have legalized cannabis for adult use.

Each U.S. state that has legalized medical or adult-use cannabis imposes unique licensing requirements, limits on the number of facilities a license holder may operate, caps on the number of license holders and other regulatory conditions. All of the U.S. states in which we operate permit the use of cannabis for specific qualifying conditions when recommended by a medical doctor, and cannabis is sold in licensed dispensaries to adults aged 21 or older.

We are, in all material respects, compliant with the laws and regulations governing our U.S. cannabis operations, including those of our affiliates.

The following summary outlines the regulatory frameworks of the U.S. states in which we operate. Dispensary counts may include licensed locations that are temporarily closed or otherwise inactive. For further details on our U.S. operations, see the “Our global footprint” section of this MD&A.

Arizona

Arizona Licensing Scheme

In Arizona, the Arizona Department of Health Services (“AZ DHS”) licenses and regulates medical and adult use cannabis. Licenses allow one dispensary, one processing site and one cultivation site per licensee. Vertical integration is not required, and off-site processing and cultivation can be shared by cannabis establishments. As of December 31, 2025, there were 181 operating adult use dispensaries.

Arizona Medical Patient Requirements

Qualifying medical conditions in Arizona include, but are not limited to, Alzheimer's; ALS; cancer; chronic pain; Crohn's disease; glaucoma; HIV/AIDS; hepatitis C; PTSD; severe nausea and severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and epilepsy.

For a comprehensive list of qualifying conditions, refer to the AZ DHS’ Medical Marijuana Program: https://www.azdhs.gov/licensing/medical-marijuana/index.php#qualifying-home.

Connecticut

Connecticut Licensing Scheme

In Connecticut, the Connecticut Department of Consumer Protection (“CT DCP”) licenses and regulates medical and adult use cannabis. Cannabis licensing is divided into five main categories: (i) retail, (ii) cultivation, (iii) manufacturing, (iv) delivery and (v) individual licenses and registrations; and there are 14 distinct license types. Medical dispensaries are required to have a board-certified pharmacist on-site to dispense cannabis. As of December 31, 2025, Connecticut had one medical dispensary and 40 hybrid retailer licenses approved by the CT DCP.

Connecticut Medical Patient Requirements

Qualifying medical conditions include, but are not limited to,

•	For Individuals Aged 18 and Over: cancer; glaucoma; HIV/AIDS; neurological disorders (e.g., Parkinson’s, MS, epilepsy, ALS); chronic pain; PTSD; autoimmune diseases; gastrointestinal conditions (e.g., Crohn’s disease, ulcerative colitis); sickle cell disease and fibromyalgia).

•	For Individuals Under 18: cerebral palsy; cystic fibrosis; muscular dystrophy; severe epilepsy; terminal illnesses requiring end of life care and intractable neuropathic pain that is unresponsive to standard medical treatments.

For a comprehensive list of qualifying conditions, refer to the DCP’s Medical Marijuana Program: https://portal.ct.gov/dcp/medical-marijuana-program/qualification-requirements.

Florida Licensing Scheme

In Florida, the Florida Department of Health Office of Medical Marijuana Use (“FL OMMU”) licenses and regulates medical cannabis. The FL OMMU oversees 28 Medical Marijuana Treatment Centers, which encompass all vertically integrated operations, including cultivation, processing, fulfillment/storage and dispensing. Licenses are not capped; however, local zoning approval is required for each dispensary. As of December 31, 2025, Florida had 742 dispensaries throughout the State.

Florida Ballot Initiative

A proposed constitutional amendment to legalize adult-use cannabis for individuals aged 21 and older faces significant uncertainty regarding its placement on Florida’s November 2026 general election ballot. On February 1, 2026, the Florida Department of State declared that the initiative failed to qualify after reporting only 783,592 verified signatures, falling short of the required 891,523 threshold. However, the sponsoring group, Smart & Safe Florida, has challenged this determination as premature, alleging that over 1.4 million signatures were submitted and that administrative delays or improper disqualifications at the county level have suppressed the verified total. While the Florida Supreme Court recently dismissed a review of the measure’s ballot language based on the state’s declaration, ongoing litigation and potential court-ordered recounts leave the amendment’s final status in flux. Should the measure overcome these legal hurdles to reach the ballot, it would still require a 60% supermajority vote to pass.

Florida Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; ALS; Crohn’s disease; Parkinson’s disease; MS; chronic non-malignant pain and terminal conditions.

For a comprehensive list of qualifying conditions, refer to the FL OMMU’s Medical Marijuana Use Program: https://knowthefactsmmj.com/patients/cards/.

Illinois

Illinois Licensing Scheme

In Illinois, the cannabis licensing framework is overseen by two departments: the Illinois Department of Financial and Professional Regulation for retail licenses and the Illinois Department of Agriculture for cultivation/processing licenses. License types include (i) retail, (ii) cultivation, (iii) craft growers, (iv) infusers and (v) transporters. Regulations limit each entity to a maximum of three cultivation licenses and 10 retail locations. As of December 31, 2025, Illinois had 274 adult use operational dispensaries.

Illinois Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; Crohn’s disease; glaucoma; MS; PTSD; intractable pain; fibromyalgia; hepatitis C; Tourette’s syndrome and rheumatoid arthritis. Patients with valid opioid prescriptions may also qualify.

For a comprehensive list of qualifying conditions, refer to the Illinois Department of Public Health’s Medical Cannabis Program: https://www.dph.illinois.gov/topics-services/prevention-wellness/medical-cannabis.

Maine

Maine Licensing Scheme

In Maine, the Maine Department of Administrative and Financial Services Office of Cannabis Policy is responsible for licensing and regulating medical and adult use cannabis. Licenses are not capped; however, (i) municipalities must opt-in for adult use and (ii) medical dispensary owners must be residents of Maine. Medical licensees can be vertically integrated, with one license allowed per dispensary and one license per entity, subject to local approval and relevant licensing (e.g., tobacco or food licenses). Adult-use cannabis licensing is divided into three categories: retail, cultivation and manufacturing, with licensees permitted to hold licenses in multiple categories. As of December 31, 2025, Maine had 181 operational adult use and 90 medical use dispensaries.

Maine Medical Patient Requirements

Qualifying conditions are determined by a practitioner and include any condition where cannabis is deemed therapeutically or palliatively beneficial.

Maryland

Maryland Licensing Scheme

In Maryland, the Maryland Medical Cannabis Commission (“MD MCC”) licenses and regulates medical and adult use cannabis. Licenses are divided into five license types: (i) dispensary, (ii) grower/cultivator, (iii) processor, (iv) independent testing laboratory and (v) ancillary business. Each license is linked to a single facility. Regulations limit an individual or entity to holding an interest in, or control over, no more than one grower license, one processor license and four dispensary licenses. As of December 31, 2025, Maryland had 109 operational dispensaries.

Topicals and edible cannabis products are permitted, provided they are shelf-stable.

Maryland Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, cachexia; chronic pain; severe nausea; severe or persistent muscle spasms; glaucoma; HIV/AIDS; Crohn's disease; PTSD and other severe chronic conditions that are unresponsive to standard medical treatment. Additionally, all dispensaries must have a clinical director available electronically.

For a comprehensive list of qualifying conditions, refer to the MD MCC’s Medical Cannabis Program: https://cannabis.maryland.gov/Pages/Medical_Cannabis.aspx.

Massachusetts

Massachusetts Licensing Scheme

In Massachusetts, the Massachusetts Cannabis Control Commission (“MA CCC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Medical Treatment Centers (“MTCs”), which are vertically integrated businesses engaged in the cultivating, processing and retailing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into a range of license types, including (i) retail, (ii) cultivation, (iii) product manufacturing, (iv) testing laboratories, (v) transporters, (vi) couriers, (vii) research facilities, (viii) social consumption establishments, (ix) microbusinesses and (x) delivery services. Licensees are permitted to holding no more than three licenses within a single license type. Additionally, canopy space is capped at 100,000 square feet, which must be distributed across no more than three cultivation licenses and three MTCs. As of December 31, 2025, Massachusetts had 89 operational MTCs.

Massachusetts Medical Patient Requirements

Qualifying conditions include, but are not limited to, cancer; glaucoma; HIV/AIDS; hepatitis C; ALS; Crohn’s disease; Parkinson’s disease and MS, when such diseases are debilitating. Other debilitating conditions require the attestation of a Qualifying Patient’s healthcare provider.

For a comprehensive list of qualifying conditions, refer to the MA CCC's Medical Use of Marijuana Program: https://www.mass.gov/info-details/massachusetts-law-about-medical-marijuana.

Massachusetts Ballot Initiative

In Massachusetts, recent legislative activity has focused on expanding, rather than repealing, adult-use cannabis, with the Senate in November 2025 passing a reform bill that would double the adult-use possession limit from one ounce to two ounces and restructure the Cannabis Control Commission to modernize and strengthen the state’s regulatory framework.

Missouri

Missouri Licensing Scheme

In Missouri, the Missouri Department of Health and Senior Services (“MD HSS”) licenses and regulates medical and adult use cannabis (also known as “comprehensive licenses”). License types are divided into (i) cultivation, (ii) infused product manufacturing, (iii) dispensary, (iv) transportation, (v) testing and (vi) microbusiness. Missouri does not require vertical integration, and each license is tied to a single facility. Facilities are prohibited from being owned, in whole or in part, or managed by any individual with a disqualifying felony offense. Additionally, no owner may hold more than 10% of the total number of medical and adult use licenses within each license type. As of December 31, 2025, Missouri had 225 operational dispensaries.

Missouri Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; intractable migraines; persistent muscle spasms (e.g., MS and Parkinson's); PTSD; Crohn's disease; HIV/AIDS and terminal illnesses. Physicians may certify other chronic, debilitating conditions.

For a comprehensive list of qualifying conditions, refer to the MD HSS’ Medical Marijuana Regulation Program: https://health.mo.gov/safety/cannabis/patient-services.php.

Nevada

Nevada Licensing Scheme

In Nevada, the Nevada Cannabis Compliance Board (“NV CCB”) licenses and regulates medical and adult use cannabis. Cannabis licenses types include (i) cultivation, (ii) product manufacturing, (iii) distribution, (iv) dispensary/retail, (v) testing laboratory and (vi) consumption lounge. Licenses are not capped; however, they are issued only during designated licensing rounds, which are conducted only on an as needed, based on jurisdictional regulations. As of December 31, 2025, Nevada had one medical, and 107 adult-use operational dispensaries.

Nevada Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, HIV/AIDS; cancer; anorexia nervosa; epilepsy; glaucoma; autism spectrum disorders; opioid addiction; muscle spasms (including, without limitation, spasms caused by MS) and neuropathic conditions, whether or not such condition causes seizures.

For a comprehensive list of qualifying conditions, refer to the NV CCB’s Medical Marijuana Program: https://dpbh.nv.gov/Reg/MM-Patient-Cardholder-Registry/.

New Jersey

New Jersey Licensing Scheme

In New Jersey, the New Jersey Cannabis Regulatory Commission (“NJ CRC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Alternative Treatment Centers, which are vertically integrated businesses engaged in the cultivating, manufacturing and dispensing of their own cannabis and cannabis-derived products for medical use. Adult use licenses are divided into the following types: (i) cultivation, (ii) manufacturing, (iii) wholesale, (iv) distribution, (v) retail and (vi) delivery. Adult-use licensees may vertically integrate by holding any combination of the license types simultaneously or by holding wholesale and distributor licenses simultaneously. Licenses are not capped; however, adult use licensees are limited to operating one business per license type. As of December 31, 2025, New Jersey had 41 medical, and 400 adult use dispensaries operational.

New Jersey Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, ALS; anxiety; cancer; chronic pain; epilepsy; glaucoma; HIV/AIDS; Crohn's disease; PTSD; MS and terminal illnesses with a prognosis of less than 12 months.

For a comprehensive list of qualifying conditions, refer to the NJ CRC’s Medicinal Cannabis Program: https://www.nj.gov/cannabis/medicinalcannabis/medicinal/.

New Jersey Recent Legislation

New Jersey has authorized cannabis consumption lounges under N.J.S.A 24:6I-21, a provision enacted as part of the New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act. The NJ CRC began accepting applications from social equity applicants in January 2025, diversely owned businesses and microbusinesses in April 2025 and all interested Class 5 cannabis retail operators in July 2025. The first four approvals were granted in August 2025.

New York

New York Licensing Scheme

In New York, the New York Cannabis Control Board (“NY CCB”), within the Office of Cannabis Management, licenses and regulates medical and adult use cannabis. Medical licenses are granted to ‘registered organizations’, which are vertically integrated businesses permitted to manage one medical cultivation/processing facility and up to four medical dispensaries. Adult use license types include (i) cultivation, (ii) processing, (iii) distribution, (iv) retail and (v) microbusiness operations. As of December 31, 2025, New York had 38 operational registered organization dispensary locations and 582 operational adult use dispensaries.

New York Medical Patient Requirements

Under the OCM’s Medical Cannabis Program certification and registration system, practitioners are authorized to certify patients for medical cannabis use for any condition they believe can be effectively treated with medical cannabis.

For a comprehensive list of qualifying conditions, refer to the NY CCB’s Medical Cannabis Program: https://cannabis.ny.gov/medical-cannabis.

New York Recent and Proposed Legislation

New York is implementing Metrc, a seed-to-sale tracking system intended to reduce the availability of illegal cannabis and cannabis-derived products in the state. Full integration of all cannabis licensees registered in New York is expected by December 2025.

North Dakota

North Dakota Licensing Scheme

In North Dakota, the North Dakota Department of Health and Human Services (“ND HHS”) licenses and regulates medical cannabis. There are two categories of licenses: manufacturing facilities (which are subdivided into cultivation-only and manufacturing-only) and dispensaries. Each license permits the operation of one dispensary or manufacturing facility per licensee. Currently, the ND HHS is permitted to issue a maximum of two manufacturing facilities licenses and eight dispensary licenses. As of December 31, 2025, all available licenses have been awarded.

Manufacturing facilities are restricted to activities that fall under (i) producing, (ii) processing, (iii) acquiring, (iv) possessing, (v) storing, (vi) transferring and (vii) transporting medical cannabis or medical cannabis-derived products (excluding edibles). Dispensaries are only permitted to purchase cannabis from licensed manufacturing facilities and engage in the storing, delivering, transferring and transporting of medical cannabis.

North Dakota Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; PTSD; epilepsy; MS; Crohn's disease; neuropathies; Tourette’s syndrome; Ehlers-Danlos syndrome; autism spectrum disorders; brain injuries and terminal illnesses.

For a comprehensive list of qualifying conditions, please refer to the ND HHS’ Medical Marijuana Program: https://www.health.nd.gov/mm.

Ohio

Ohio Licensing Scheme

As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two departments. The Division of Cannabis Control (“OH DCC”), within the Ohio Department of Commerce, oversees the registration of patients and caregivers and licenses medical cultivators, processors, dispensaries and testing laboratories. The OH DCC is also responsible for licensing and regulating the adult-use cannabis. The State Medical Board of Ohio certifies physicians to recommend medical cannabis and approve qualifying conditions.

The medical market is divided into the following license types: (i) cultivator (Level I and Level II), (ii) processor, (iii) dispensary and (iv) testing. Each license is tied to a single facility. As of December 31, 2025, Ohio had 195 dispensaries with a dual-use Certificate of Operation that are permitted to sell both medical and adult use cannabis.

Ohio Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, ALS; epilepsy; severe chronic or intractable pain; PTSD; MS; Parkinson's disease; Crohn's disease; glaucoma; HIV/AIDS; Tourette’s syndrome; traumatic brain injuries; ulcerative colitis and terminal illnesses.

For a comprehensive list of qualifying conditions, refer to the OH DCC’s Medical Marijuana Control Program Patient & Caregiver Registry: https://com.ohio.gov/divisions-and-programs/cannabis-control/patients-caregivers.

Pennsylvania

Pennsylvania Licensing Scheme

In Pennsylvania, the Pennsylvania Department of Health (“PA DOH”) licenses and regulates medical cannabis. There are three license types: (i) grower/processor, (ii) dispensary and (iii) clinical registrant. As of December 31, 2025, Pennsylvania had 192 operational dispensaries and 12 operational grower/processors. PA DOH also requires each licensed dispensary to have a pharmacist or physician on-site during operating hours.

Pennsylvania Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, ALS; anxiety disorder; cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; MS; severe chronic or intractable pain; neurodegenerative diseases; Huntington’s disease; opioid use disorder (unresponsive to standard medical treatment) and terminal illnesses.

For a comprehensive list of qualifying conditions, refer to the PA DOH’s Medical Marijuana Program: https://www.pa.gov/agencies/health/programs/medical-marijuana.html.

Utah

Utah Licensing Scheme

As of January 1, 2024, regulatory oversight of Utah's medical-only cannabis program is shared between two departments: (i) the Utah Department of Agriculture and Food (“UDAF”), which oversees the licensing of pharmacies, couriers, cultivation and processors of cannabis for medical use; and (ii) the Utah Department of Health and Human Services (“UDHHS”), which oversees regulation of recommending medical providers, pharmacists and patients. The recently established Cannabis Production Establishment Licensing Advisory Board is responsible for final approval of all medical cannabis licenses. As of the 2025 legislative session, pharmacy licenses are capped at 15 (plus one additional rural license in 2026 and one Closed-Door pharmacy). Standalone Tier 1 Processor licenses are capped at 18 (cap limit has already been reached); however, provisions have been made for cultivation licenses to acquire Tier 2 Processor licenses, which will allow for final packaging of flower. Cultivation licenses are capped at 15 (cap limit has not been reached). Licensees are allowed to hold multiple types of licenses, and licenses are non-transferable and non-assignable. Change in ownership of less than 50% are permitted without requiring a new license application. As of December 31, 2025, Utah had 15 operating medical dispensaries.

Utah Medical Patient Requirements

Qualifying medical conditions include, but are not limited to, Alzheimer’s disease; ALS; cancer; epilepsy; chronic pain; autism spectrum disorders; Crohn's disease; ulcerative colitis; MS; HIV/AIDS; terminal illnesses with a life expectancy of less than six months and PTSD. PTSD qualifies if the patient is (i) treated and monitored by a licensed health therapist and either (ii) diagnosed by a Veterans Administration healthcare provider or diagnosed or confirmed by a licensed psychiatrist, psychologist, clinical social worker or psychiatric advanced practice registered nurse.

For a comprehensive list of qualifying conditions, refer to the UDHHS’ Center for Medical Cannabis: https://medicalcannabis.utah.gov/.

Evolution of State Hemp-Derived THC Regulatory Frameworks

The market for hemp-derived intoxicating products is undergoing a fundamental transformation driven by the convergence of restrictive state-level frameworks and recent federal legislative amendments. Throughout 2025 and into early 2026, several states, including Connecticut, New Jersey and Massachusetts, implemented or advanced frameworks designed to migrate hemp-derived intoxicants into license-based distribution pathways—such as regulated cannabis dispensaries or liquor retail channels—while imposing strict age-gating, testing and 0.3% THC limits. In Maryland, Nevada and New York, regulatory and judicial actions further narrowed the market by reclassifying delta-8, delta-10 and other conversion-based isomers as controlled substances or regulated cannabis, effectively banning their sale in general retail settings. Even historically permissive markets, such as Pennsylvania and Missouri, are seeing bipartisan momentum toward formal oversight, including mandatory product registration and restricted-access retail requirements. These state efforts were disrupted by the enactment of federal Hemp Amendments, which established a strict "total THC" standard and 0.4 mg-per-container limit that conflicts with existing state definitions. The Hemp Amendments are expected to necessitate significant legislative revisions across several states, further accelerating the trend toward heightened oversight and more restrictive distribution models. For cannabis operators, these unified regulatory developments signal a rapid contraction of general-market distribution pathways, elevated enforcement risks for non-licensed entities and a fundamental reshaping of competitive dynamics across the broader U.S. cannabinoid marketplace.

Risk Factors

A discussion of the risk factors to which we are subject is presented in the section entitled “Risk Factors” of our AIF, which section is incorporated by reference herein. Our shareholders should carefully evaluate the risk factors noted within the AIF, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under our profile.

The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones we face. Additional risks and uncertainties not presently known to us or currently deemed immaterial by us may also impair our operations. If any such risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected; our ability to implement our growth plans could be adversely affected and our shareholders could lose all or part of their investment.

The acquisition of our SVS is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act, is a process designed by, or under the supervision of, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and is effected by our Board of Directors, management and other personnel, for the purpose of providing reasonable assurance regarding the reliability of our financial reporting process and preparation of the accompanying Consolidated Financial Statements in accordance with U.S. GAAP.

Our disclosure controls and procedures include policies and procedures that (i) relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the accompanying Consolidated Financial Statements in accordance with U.S. GAAP and the proper authorization of receipts and expenditures in accordance with our delegation of authority policies and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the accompanying Consolidated Financial Statements. Management, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025 and have concluded that said disclosure controls and procedures were effective as of December 31, 2025.

Limitations on Effectiveness of Controls and Procedures

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate due to changing conditions or the degree of compliance with policies and procedures may deteriorate.

Management Report on Internal Controls over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework (2013). Based on its assessment, management determined that our internal control over financial reporting was effective as of December 31, 2025. PKF O'Connor Davies, LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting, as indicated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.